September 14, 2015
Via EDGAR and FedEx
Mr. Kevin Kuhar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Re:    Sequenom, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 000-29101

Ladies and Gentlemen:
On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 1, 2015 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 10, 2015. The text of the Staff’s comments has been included in this letter in bold italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42 Revenues, page 43
1. To assist investors in understanding the risks relating to your revenues, please expand the table on page 44 in future filings to also disclose the number of accessions billed in each quarter to payors recorded on the accrual basis of accounting. Please also revise to discuss any known trends impacting your collection of receivables or cash basis revenue recognition. See Item 303(a)(3)(ii) of Regulation S-K and FR-72 for guidance.
Response:
Each test performed relates to a patient specimen collected by a health care professional, and received by the Company’s laboratory. Such specimen encounter is commonly referred to as an “accession” in the laboratory sector. Although accessions are not billed until the test is complete and results are reported to the ordering physician, the Company believes that the number of accessions received is a useful metric to help investors understand known trends in the business. The amount of revenue recognized on an accrual basis, for billed accessions, for payors meeting the required revenue recognition criteria, includes the amount the Company can reliably estimate that it will receive from the third-party payor, such as a health insurance company or health maintenance organization. The amount of revenue recognized for these billed accessions does not include amounts the Company may receive from patients, who have responsibility for out-of-pocket costs for amounts not covered by their insurance carrier in the form of co-payments and/or deductibles in accordance with their insurance carrier and health plans. As the Company cannot reliably estimate these amounts, revenue from patients relating to these accessions is recognized on a cash basis. As a result, the amount a reader would compute based upon the number of accessions billed and revenue accrued may be misleading since it would not include the additional amounts per accession which are subsequently recorded on a cash basis.
To help investors understand changes occurring in the Company’s business and known trends, the Company began to modify its historical revenue discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations to separately address: accessions received; diagnostic services revenue; and license revenue, which the Company expects will be a source of increasing revenues in future periods. This change in historical presentation began with the Company’s Form 10-Q for the quarter ended March 31, 2015, and included additional disclosure to help readers understand the shift in accessions received by the Company and resulting diagnostic services revenue to license revenue, as other companies license the Company’s technologies and other patent rights through the Company's Pooled Patents Agreement (the "Pooled Patents Agreement") with Illumina, Inc. ("Illumina"). The Company will continue to modify these disclosures in future periods to reflect the ongoing evolution in the business.
The disclosure presented below, from the Company’s Form 10-Q for the period ended June 30, 2015, has been provided to illustrate the changes made by the Company. Additional information, expected to be included in future filings as an incremental disclosure in response to the Staff’s comment, has been underlined. We believe that these disclosures provide the investor with sufficient understanding of the known trends, uncertainties and risks related to our revenues.
Accessions
The following is a summary of accessions Sequenom Laboratories received for the first two quarters of 2015 and the four quarters of 2014:

	2015		2014
(accessions in thousands)	Q2	Q1	Q4	Q3	Q2	Q1
Accessions by quarter	44.4	52.8	50.9	46.6	50.1	49.9
Each test performed relates to a patient specimen collected by a health care professional, and received by the laboratory. Such specimen encounter is commonly referred to as an “accession” in the laboratory sector. Although accessions are not billed until the test is complete and results are reported to the ordering physician, we believe that the number of accessions received is useful to understand the volume of Sequenom Laboratories' business. These tests are typically completed within approximately five business days from the date of accession.
For the three months ended June 30, 2015, the number of accessions decreased 5,700, or 11%, when compared to the same period in 2014, which is primarily attributable to test services performed for international (client bill) customers who converted to licensee status.
For the six months ended June 30, 2015, the number of accessions decreased 2,800, or 3%, when compared to the same period in 2014, which is primarily attributable to test services performed for international (client bill) customers who converted to licensee status. We believe that our NIPT accession volume will be affected as other companies license our technologies through the patent pool with Illumina and elect to perform their own NIPT.
Revenue
Revenues are derived from diagnostic services and license revenue and for the three and six months ended June 30, 2015 and 2014 were as follows:

	Three Months Ended				Six Months Ended
	June 30,		Change		June 30,		Change
(in thousands)	2015	2014	$	%	2015	2014	$	%
Diagnostic services revenue	$30,891	$39,380	$(8,489)	(22)%	$66,595	$76,100	$(9,505)	(12)%
License revenue	1,875	402	1,473	366%	3,977	743	3,234	435%
Total revenue	$32,766	$39,782	$(7,016)	(18)%	$70,572	$76,843	$(6,271)	(8)%
Diagnostic Services Revenue
Diagnostic services revenues are derived from providing testing services in our labs, which are reimbursed through arrangements with third-party payors or through contractual arrangements (client bill) and through amounts patients self-pay. Diagnostic services revenue is recognized upon cash collection until a reliable estimate of the amount that would be ultimately collected for the test and the other revenue criteria have been met, at which time revenue is recognized on an accrual basis. Third-party payors include commercial payors, such as health insurance companies, health maintenance organizations and government payors, such as Medicare and Medicaid in the United States. Client bill revenue is primarily recognized on an accrual basis and includes labs and customers with whom we have a contractual agreement where they will pay for the test upon delivery of the test results to ordering physicians. Revenue from patients, through co-payments or through cash based services offerings are recognized on a cash basis.
Diagnostic services revenue decreased $8.5 million, or 22%, during the three months ended June 30, 2015, when compared to the same period in the prior year.
Diagnostic services revenue decreased $9.5 million, or 12%, during the six months ended June 30, 2015, when compared to the same period in the prior year.
The following is a summary of diagnostic services revenue for the first two quarters of 2015 and the four quarters of 2014:

	2015		2014
(in millions)	Q2	Q1	Q4	Q3	Q2	Q1
Diagnostic Services Revenue:
Revenue recorded on accrual basis	$10.9	$13.8	$14.4	$11	$10.2	$4.3
Cash basis revenue for diagnostic services performed in the quarter	5.4	5.7	4.6	6.2	8.5	11.2
Cash basis revenue for diagnostic services performed in prior quarters	14.6	16.2	16.1	20.1	20.7	21.2
Total diagnostic services revenue	$30.9	$35.7	$35.1	$37.3	$39.4	$36.7
Revenue recorded on an accrual basis during the three months ended June 30, 2015 increased $0.7 million, or 7%, compared to the same period in 2014. The increase can be attributed to the Company transitioning additional third-party payors from cash to accrual accounting in the second half of 2014, and an increased volume of tests performed under client bill arrangements during the second quarter of 2015, which are accounted for on an accrual basis.
Revenue recorded on a cash basis for services performed in the second quarter of 2015 was $5.4 million, a decrease of $3.1 million, or 36%, compared to the same period in 2014. The decrease is due to the use of accrual accounting for additional payors in 2015 and changes in payor mix.
Diagnostic services performed in prior quarters but recorded as revenue on a cash basis in the quarter ended June 30, 2015 was $14.6 million, a decrease of $6.1 million, or 29%, compared to the same period in 2014. The reduction was due primarily to the higher payments received in 2014 for prior services; whereas the amount of such payments was not as significant in 2015 due to the reduced level of unrecorded accounts receivable available to collect.
Collections for services have been volatile, and we expect collections to continue to fluctuate depending upon the results of our efforts to collect payment from third-party payors. As of June 30, 2015, amounts outstanding for tests delivered, net of estimated write-downs and adjustments, which were not recognized as revenue upon delivery of the test result because accrual revenue recognition criteria was not met and the amounts had not been collected, range from approximately $27.0 million to $30.0 million, depending upon the ultimate reimbursement received for outstanding claims. We cannot provide any assurance as to when, if ever, and to what extent these amounts will be collected but we continue to pursue collection for our tests, where appropriate.
We believe that our diagnostic services revenue will continue to be affected by our current revenue recognition policy of generally recognizing revenue upon cash collection, the overall acceptance and demand for our new and existing commercial products and services, the adoption rates of our existing LDTs and any future LDTs we may develop, the effect of competition on pricing, and payment patterns of third-party payors and patients. We also believe that our diagnostic services revenue will be affected as other companies license our technologies and other patent rights through the patent pool with Illumina, for which we will receive a test fee. In addition, we also believe the recent trends in the average number of days to collect a receivable and collections for accessions billed in prior periods, which have declined in recent periods, will continue to decline, as a result of payors successfully adopting the new Current Procedure Terminology, or CPT, code that took effect in January 2015. These trends could, however, change in future periods with the introduction of future LDTs.
License Revenue
License revenues are derived from direct license agreements with domestic and international customers to whom we have licensed our technology in certain countries. We also derive license revenues through a sharing of test fees under the Pooled Patents Agreement with Illumina. License revenue is recognized in the period reported by our partner or Illumina and in certain cases can result in a lag of revenue of up to one quarter from the period in which the test was performed.
The following is a summary of license revenue for the first two quarters of 2015 and the four quarters of 2014:

	2015		2014
(in millions)	Q2	Q1	Q4	Q3	Q2	Q1
Total license revenue	$1.9	$2.1	$1.7	$0.6	$0.4	$0.3
Total license revenue for the three months ended June 30, 2015 was $1.9 million, a 366% increase from the same period in 2014. The increase is primarily attributable to the Pooled Patents Agreement that took effect in December 2014, and includes our share of test fees reported to us by our licensees and test fees reported to us by Illumina.
Total license revenue for the six months ended June 30, 2015 was $4.0 million, a 435% increase from the same period in 2014. The increase is primarily attributable to the Pooled Patents Agreement that took effect in December 2014, and includes our share of test fees reported to us by our licensees and test fees reported to us by Illumina. Additionally, we delivered the last element for certain license arrangements during the first quarter of 2015 and recognized $0.8 million of revenue in that period.
Note 1. The Company and Its Significant Accounting Policies Segment Information, page F-7
2. Please revise future filings to provide the disclosures required by ASC 280-10-50-21. In addition, revise future filings to comply with the disclosure requirements of paragraphs 50-40 and 50-41 of FASB ASC 280-10.
Response:
Beginning with its Form 10-Q for the quarter ending September 30, 2015, the Company will expand its disclosures of segment and geographic information. The Company will continue to evaluate segment reporting under ASC 280, Segment Reporting, or ASC 280, at each reporting period and make changes, if operating and reporting changes occur.
The Company expects such revised disclosure would read substantially as follows:
Segment and Geographic Information
The Company evaluates segment reporting in accordance with ASC 280 each reporting period, including evaluating the reporting package reviewed by the Company’s CEO, who is also the Chief Operating Decision Maker, or CODM. The Company concluded it operates in a single operating segment and a single reporting unit as a provider of innovative diagnostic testing services based on the financial information available and that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company derives its diagnostic services revenue from domestic and international customers by providing testing services in its laboratories located in San Diego, California and Raleigh-Durham, North Carolina. During the three and nine months ended September 30, 2015, X% of diagnostic services revenue was recognized from international customers. During the three and nine months ended September 30, 2014, 11% of diagnostic services revenue was recognized from international customers. The Company also generates license revenue through the Company's Pooled Patents Agreement with Illumina, Inc. The Company has limited visibility into the revenue reported by Illumina to the Company. For the portion of the Company's license revenue recognized from the Pooled Patents Agreement that is derived from Illumina partners or licensees, the Company does not have the ability to determine whether the license revenue was derived from domestic or international sources.
Note 3. Significant Acquisitions and Other Transactions, page F-14 Pooled Patents Agreement, page F-15
3. As part of the Pooled Patents Agreement, you allocated $21.3 million to both the physical samples and transfers of IVD technology deliverables based on best estimate of selling price as determined by your models and the use of a third-party valuation expert. Please describe for us the methodology you used to value these deliverables, identify the key assumptions and how they were determined and describe the uncertainty associated with the key assumptions.
Response:
IVD Samples
The IVD Samples were valued using the cost to recreate method, a form of the cost approach. The cost approach was considered the most appropriate method as the samples were recently collected. The key inputs and assumptions used in this analysis included the historical clinical study cost for gathering each sample and a multiple (or premium) applied to the historical cost. The multiple applied considered the time required to obtain these samples, the lack of available samples in the market as well as recently completed transactions involving clinical samples. The best estimate of selling price was calculated, using this methodology and range of multiples, and was then probability weighted to consider the three most likely scenarios (i.e., low, base and high). The uncertainty associated with the key valuation assumption, the multiple applied to the historical cost, was considered through probability weighting each of the most likely valuation scenarios to arrive at a single best estimate of selling price.
IVD License
The IVD License was valued using the differential cash flow method, a form of the income approach. The principle behind this method is that the best estimate of selling price is equal to the difference in cash flows the Company would have expected to receive from its internally generated intellectual property and the cash flows it now expects to receive in the form of royalty payments from Illumina under the Pooled Patents Agreement. The key inputs and assumptions used in this analysis were the estimated IVD royalties the Company would have received absent the Pooled Patents Agreement, which was calculated using forecasted IVD revenues and an estimated royalty rate for the developed IVD technology. The key inputs and assumptions used in forecasting the IVD royalty payments the Company now expects to receive under the Pooled Patents Agreement consisted of estimating IVD revenues subject to IVD royalties, as prescribed in the agreement, and applying the appropriate royalty rates, as prescribed in the agreement. The differential in these cash flows were then discounted to a present value and adjusted downward to capture the risk of regulatory and market approval for the IVD product. The concluded best estimate of selling price, based on the methodology described above, was determined using three likely scenarios (i.e., low, base and high) and was then probability weighted to reflect the estimated likelihood of each scenario and arrive at a single best estimate of selling price.
The revenue assumptions used in the valuation model were obtained from forecasts prepared by the Company that considered a range of likely outcomes and uncertainties (i.e., low, base, and high case). The royalty rates used in the valuation were derived using comparable market transactions and historical rates paid by the Company to license similar technology. The discount rate used in the valuation was based on the derived weighted average cost of capital, which was calculated using Company specific data and also considered a group of similar companies. The discount applied for the regulatory and market risks or uncertainties associated with successfully bringing the IVD product to market included: the technical risks in developing the product, the probability of FDA approval, the probability of approval from other world-wide regulatory bodies and the risks that the test would not include sufficient content to support commercial viability as an alternative to existing laboratory developed tests.
Note 12. Income Taxes, page F-29
4. Please revise future filings to separately disclose the amount of income (loss) before income tax expense attributable to domestic operations and to foreign operations. Refer to Rule 4-08(h) of Regulation S-X.
Response:
The Company confirms that in its future periodic filings with the Commission it will disclose the amount of income (loss) before income tax expense attributable to domestic operations and, if applicable, to foreign operations. As part of the sale of the Company’s Bioscience business segment in 2014, the Company’s foreign operations were divested and presented as part of discontinued operations in the Company’s financial statements. As a result the Company did not separately disclose income (loss) before income tax expense for its foreign operations as the Company’s foreign operations did not have any income (loss) from continuing operations.
* * * *
The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 202-9047 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Sincerely,
/s/ Carolyn D. Beaver
Carolyn D. Beaver
Senior Vice President, Chief Financial Officer

cc:    William Welch, Chief Executive Officer
Jeffrey D. Linton, Senior Vice President, General Counsel & Secretary
L. Kay Chandler, Cooley LLP